

Mail Stop 3720

May 6, 2009

Mr. Scott L. Bok
Chairman and Chief Executive Officer
GHL Acquisition Corp.
300 Park Avenue
23rd Floor
New York, New York 10022

      Re: **GHL Acquisition Corp.**
                 Revised Preliminary Proxy Statement on Schedule 14A
                 Filed April 29, 2009
                 File No. 001-33963

Dear Mr. Bok:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

3. Pro Forma Adjustments and Assumptions

1.   We are awaiting your response to prior comment 4. Please respond to our comment and if applicable, reflect the Motorola arrangement in your filing.

Proposal 1 – Approval of the Acquisition, page 58

2.   We note your response to prior comment 6 from our letter dated January 23, 2009. We also note that in evaluating the revised terms of the acquisition, your board made its determination with respect to the fairness and value of Iridium without relying upon an opinion of your independent financial advisor, Duff & Phelps. Your board, however, relied upon the fairness opinion of Duff & Phelps in its initial approval of the acquisition. We note your statement that the board relied upon its expertise in valuing the revised consideration and evaluating the fairness of the changes to the transaction, but it is unclear why they did not do the same initially.   Please revise your preliminary proxy to discuss why the board did not obtain an updated fairness opinion and describe the analyses conducted to evaluate the value of the consideration and fairness. Indicate whether Duff & Phelps is still entitled to payment of $190,000 if the acquisition is approved by shareholders.

* * * * * * *

As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Leonard Kreynin, Davis Polk & Wardwell
     Via Facsimile (212) 450-3937